Highlights

Asset Optimization

^During the third quarter, 16 gross (11.7 net) wells were drilled with a 100% success rate. Significant additional capital was expended to bring recent drilling in the Trust’s all-weather access areas to production, including the construction of a new gas processing facility.

^Capital expenditures of $23.4 million included $4.7 million in Crown land purchases and $1.7 million in seismic to build the prospect inventory.

^ PET plans to spend up to $15 million on exploration and development in the fourth quarter of 2006, including the drilling of up to nine additional wells.

^ Planning for the 2007 winter capital program is well underway. A $115 million capital program is approved for 2007 which includes $80 million of capital expenditures forecast to be spent in the first quarter.

Accretive Acquisitions

^ PET completed an internal restructuring in order to facilitate the development of certain minor assets south of its Athabasca core area. Assets in the Radway/Abee area, producing approximately 1.4 MMcf/d, were transferred to a private company, Severo Energy Corp. (“Severo” or the “Corporation”).

^Severo raised $2 million through a private placement in return for a 6% interest in the Corporation, the remaining 94% of Severo is owned by PET.

Maximize Cash Flow

^Cash flow for the third quarter of 2006 measured $60.8 million as compared to $74.7 million for the third quarter of 2005. Revenue was adversely affected by lower natural gas prices which have developed as a result of the significant surplus of natural gas in North American gas storage.

^ Average production of 154.6 MMcf/d was recorded for third quarter as compared to 159.4 MMcf/d in the same period in 2005 and 162.9 MMcf/d in the second quarter of 2006. Third quarter 2006 average daily actual and Deemed production was 175.1 MMcf/d.

^Significant financial hedging and physical forward sales contracts mitigated the negative effect of relatively weak natural gas prices on third quarter 2006 cash flow. Realized natural gas prices decreased by nine percent for the quarter to $7.36 per Mcf from $8.11 per Mcf in 2005 as compared to a 32 percent decrease in the Alberta Gas Reference Price for the same period.

^Further price management is in place for the remainder of 2006, winter 2007, summer 2007 and winter 2007/2008. For the period from October 1, 2006 to March 31, 2007, the weighted average price on unsettled financial hedges and physical forward sales contracts for an average of 80,000 GJ/d is $8.52 per GJ at AECO Hub.

Balance Sheet

^During the third quarter, PET’s industry-leading Dividend Reinvestment and Optional Cash Purchase Plan further contributed $10.4 million to PET’s relatively conservative leverage position.

^The Trust’s borrowing base has been re-established at $310 million with net bank debt of $234 million at September 30, 2006.

Maximize Distributions and Unitholder Value

^Distributions for the third quarter of 2006 totaled $0.60 per Trust Unit.

^ In July 2006, PET adjusted its distribution to $0.20 per Trust Unit to enhance sustainability and continue capital programs on weak near-term gas prices, thereby focusing on Unitholder value.

Canada’s leading 100% natural gas royalty trust.

PARAMOUNT ENERGY TRUST (“PET” or “the Trust”) is a natural gas focused Canadian energy royalty trust which commenced operations in February 2003.

PET was formed with the vast majority of the shallow natural gas properties in northeast Alberta discovered and developed by Paramount Resources Ltd.

The characteristics of those assets are well suited to a trust; predictable production performance, high field netbacks, an extensive opportunity inventory, a history of low cost production additions, high working interest, operatorship and strategic infrastructure ownership.

We have substantially increased production and reserves through a series of property acquisitions which added geographic diversification, while maintaining the key characteristics of our shallow gas asset base. As operators of 90 percent of our asset base, we are hands-on managers of our capital programs, operating costs, production and gas marketing. All of our efforts are directed to maximizing returns to Unitholders.

Paramount Energy Trust

Consolidated Balance Sheets

As at	September 30, 2006	December 31, 2005
($ thousands, unaudited)

Assets
Current assets
Accounts receivable	$ 42,137	$ 57,837
Financial instruments (notes 2 and 12)	23,254	-
	65,391	57,837

Property, plant and equipment (notes 4 and 5)	781,152	728,173
Goodwill	29,129	29,129
Other assets (note 3)	8,762	5,269
Financial instruments (notes 2 and 12)	6,655	-
	$ 891,089	$ 820,408

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$ 37,007	$ 36,910
Distributions payable	16,901	19,796
Bank and other debt (note 7)	222,243	168,106
	276,151	224,812

Gas over bitumen royalty adjustments (note 14)	42,388	41,789
Asset retirement obligations (note 11)	102,123	94,276
Convertible debentures (note 8)	157,265	64,888
Non-controlling interest (note 6)	1,967	-

Unitholders’ equity
Unitholders’ capital (note 9)	803,141	769,210
Equity component of convertible debentures (note 8)	4,527	490
Contributed surplus (note 10)	4,053	4,052
Deficit	(500,526)	(379,109)
	311,195	394,643
	$ 891,089	$ 820,408
See accompanying notes Basis of presentation: note 1 Commitments: notes 12 and 13 Contingencies: note 14

Paramount Energy Trust

Interim Consolidated Statements of Earnings and Deficit

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2006	2005	2006	2005
($ thousands except per unit amounts, unaudited)
Revenue
Natural gas	$ 96,576	$ 121,585	$ 307,071	$ 297,860
Royalties	(14,781)	(22,328)	(52,812)	(54,828)
Realized gain/(loss) on financial instruments (notes 2 and 12)	8,149	(2,657)	9,609	(2,352)
Unrealized gain on financial instruments (notes 2 and 12)	13,970	-	29,909	-
Gas over bitumen revenue (note 14)	431	-	14,108	-
	104,345	96,600	307,885	240,680

Expenses
Operating	19,860	15,936	62,031	47,179
Transportation costs	3,026	3,840	9,428	10,130
Exploration expenses	2,806	1,076	13,048	12,258
General and administrative (note 10)	3,890	3,040	13,203	10,288
Interest	3,152	2,152	8,634	5,928
Interest on convertible debentures	3,129	2,193	7,330	4,871
Depletion, depreciation and accretion	48,828	37,926	144,743	107,292
	84,691	66,163	258,417	197,946
Earnings before income taxes	19,654	30,437	49,468	42,734
Future income tax reduction	-	-	-	1,519
Capital taxes	(37)	(98)	(66)	(282)
	(37)	(98)	(66)	1,237
Net earnings before non-controlling interest	19,617	30,339	49,402	43,971
Non-controlling interest (note 6)	2	-	2	-
Net earnings	19,619	30,339	49,404	43,971

Deficit, beginning of period	(469,562)	(298,048)	(379,109)	(219,776)
Distributions declared	(50,583)	(54,138)	(170,821)	(146,042)
Deficit, end of period	$(500,526)	$ (321,847)	$(500,526)	$ (321,847)

Earnings per Trust Unit (note 9(c))
Basic	$0.23	$0.39	$0.59	$0.60
Diluted	$0.23	$0.38	$0.59	$0.60

Distributions declared per Trust Unit	$0.60	$0.68	$2.04	$2.00

See accompanying notes

Paramount Energy Trust

Interim Consolidated Statements of Cash Flows

	Three Months		Nine Months
	Ended September 30		Ended September 30
	2006	2005	2006	2005
($ thousands, unaudited)
Cash provided by (used for)
Operating activities
Net earnings	$ 19,619	$30,339	$49,404	$43,971
Items not involving cash
Depletion, depreciation and accretion	48,828	37,926	144,743	107,292
Trust Unit-based compensation	533	507	1,585	1,387
Future income tax reduction	-	-	-	(1,519)
Unrealized gain on financial instruments	(13,970)	-	(29,909)	-
Amortization of other assets	558	294	1,267	513
Non-controlling interest	(2)	-	(2)	-
Gas over bitumen royalty adjustments	3,330	5,660	14,276	20,766
Gas over bitumen revenue	-	-	(13,677)	-
Expenditures on asset retirement obligations	(170)	-	(2,623)	-
Change in non-cash working capital	(3,532)	4,228	6,824	(6,551)
Cash flow provided by operating activities	55,194	78,954	171,888	165,859

Financing activities
Issue of Trust Units	2,340	9,948	11,200	166,735
Distributions to Unitholders	(42,390)	(42,724)	(154,174)	(121,271)
Issue of convertible debentures	-	-	95,631	96,000
Change in bank and other debt	877	(48,437)	54,137	10,498
Change in non-cash working capital	(1,253)	2,815	63	5,972
	(40,426)	(78,398)	6,857	157,934

	$ 14,768	$ 556	$ 178,745	$ 323,793

Investing activities
Acquisition of investments	-	-	-	(1,243)
Acquisition of properties and corporate assets	(1,954)	(590)	(94,229)	(285,498)
Exploration and development expenditures	(21,514)	(3,882)	(103,355)	(38,886)
Proceeds on sale of property and equipment	1,987	4,330	16,194	5,366
Change in non-cash working capital	6,713	(414)	2,645	(3,532)
	$(14,768)	$ (556)	$(178,745)	$(323,793)

Change in cash	-	-	-	-
Cash, beginning of period	-	-	-	-
Cash, end of period	$ -	$ -	$ -	$ -

Interest paid	$ 3,414	$ 3,480	$ 11,299	$ 10,596
Taxes paid	$ -	$ 97	$ 125	$ 203

See accompanying notes

PARAMOUNT ENERGY TRUST

Notes to Interim Consolidated Financial Statements

(dollar amounts in $ thousands Cdn except as noted)

1.

BASIS OF PRESENTATION AND ACCOUNTING POLICIES

These interim consolidated financial statements of Paramount Energy Trust (“PET” or “the Trust”) have been prepared by management under the successful efforts method of accounting in accordance with Canadian generally accepted accounting principles (“GAAP”) following the same accounting principles and methods of computation as the consolidated financial statements for the year ended December 31, 2005 except as described in note 2 below.  The disclosures provided below are incremental to those included with the annual consolidated financial statements.  The specific accounting principles used are described in the annual consolidated financial statements of the Trust appearing on pages 26 through 27 of the Trust’s 2005 annual report and should be read in conjunction with these interim financial statements.

2.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2006 PET prospectively applied fair value accounting for all financial forward natural gas contracts.  The Trust previously accounted for financial forward natural gas contracts using hedge accounting.  Accordingly, the fair values of these financial instruments as at January 1, 2006 were recorded on the Trust’s balance sheet and are amortized into earnings over the contractual life of the associated instrument.  Changes in fair value of these financial instruments from January 1, 2006 to September 30, 2006 as well as fair values of other financial forward natural gas contracts as at September 30, 2006 are recorded to earnings.

The impact on the Trust’s consolidated financial statements at January 1, 2006 resulted in the recognition of financial instrument liabilities with a fair value of $20.5 million and a deferred loss of $20.5 million which is being recognized into net earnings over the life of the related contracts.  At September 30, 2006 $19.3 million of the initial deferred loss has been amortized into net earnings (see note 12).

3.

OTHER ASSETS

	September 30, 2006	December 31, 2005
Convertible debenture issue costs	$ 5,762	$ 2,269
Investment	3,000	3,000
	$ 8,762	$ 5,269

Convertible debenture issue costs are amortized to earnings over the life of the related debentures and any unamortized amounts are reclassified to Unitholders’ capital as and when debentures are converted to Trust Units.  For the three and nine month periods ended September 30, 2006, amortization of $0.3 and $0.8 million respectively (2005 – $0.2 and $0.4 million) has been recognized in these consolidated financial statements.  During the nine months ended September 30, 2006 the Trust incurred $4.4 million in convertible debenture issue costs associated with the issuance of the 2006 6.25% Convertible Debentures (see note 8).

The investment of $3.0 million is related to PET’s 11% interest in Sebring Energy Inc. (“Sebring”), a privately held oil and gas company.  PET exchanged certain oil and gas assets for 4.0 million shares in Sebring in January 2005.  This investment is accounted for by the cost method.

4.

PROPERTY, PLANT AND EQUIPMENT

	September 30, 2006	December 31, 2005

Petroleum and natural gas properties	$ 1,461,080	$ 1,274,639
Asset retirement costs	93,247	87,990
Corporate assets	16,831	16,020
	1,571,158	1,378,649
Accumulated depletion and depreciation	(790,006)	(650,476)
	$ 781,152	$ 728,173

Property, plant and equipment costs at September 30, 2006 included $96.2 million (December 31, 2005 - $83.9 million) currently not subject to depletion.

5.

CORPORATE ACQUISITION

On February 16, 2006 PET acquired a private Alberta company (“AcquireCo”) for consideration of $93.0 million in cash funded through the Trust’s existing credit facility.  The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition.  The Trust has not yet completed its final evaluation of the assets acquired and the liabilities assumed.  Therefore, the purchase price and the allocation of such to the acquired assets and liabilities is subject to change.

Property, plant and equipment	$ 95,312
Land	2,800
Working capital deficiency	(4,465)
Cash	551
Asset retirement obligation	(1,213)
Cash consideration paid	$ 92,985

6.

NON-CONTROLLING INTEREST

In August of 2006 PET completed an internal restructuring whereby certain assets (the “Severo Assets”) were transferred to Severo Energy Corporation (“Severo”), a private company, and a newly formed partnership, the Severo Energy Partnership (“Severo Partnership”).  In addition, PET provided a $10.5 million promissory note to Severo in exchange for additional common shares.

In consideration for the assets and the promissory note PET received 15,000,908 common shares of Severo priced at $2.00 per share and 1% partnership interest in Severo Partnership.  Concurrent with the transaction Severo completed a private placement at $2.00 per share to employees and consultants for proceeds of approximately $2.0MM representing approximately 6% of the issued common shares of Severo. At the conclusion of the transaction PET owned approximately 94% of Severo.

PET has nominated two representatives of the three person Board of Directors of Severo. Since the Trust has retained effective control of Severo, the results, assets and liabilities of this entity have been included in these financial statements. The non-PET ownership interests of Severo are shown as non-controlling interests.

7.

BANK AND OTHER DEBT

PET has a revolving credit facility with a syndicate of Canadian Chartered Banks (“Credit Facility”).  The Credit Facility currently has a borrowing base of $310 million consisting of a demand loan of $300 million and a working capital facility of $10 million.  In addition to amounts outstanding under the Credit Facility, PET has outstanding letters of credit in the amount of $3.87 million.  Collateral for the Credit Facility is provided by a floating-charge debenture covering all existing and acquired property of the Trust as well as unconditional full liability guarantees from all subsidiaries in respect of amounts borrowed under the Credit Facility.  The Trust’s lenders reconfirmed the borrowing base under its credit facility at $310 million for a further six months as at October 1, 2006.

Advances under the Credit Facility are made in the form of Banker’s Acceptances (“BA”), prime rate loans or letters of credit.  In the case of BA advances, interest is a function of the BA rate plus a stamping fee based on the Trust’s current ratio of debt to cash flow. In the case of prime rate loans, interest is charged at the lenders’ prime rate.  The effective interest rate on outstanding amounts at September 30, 2006 was 5.21%.

8.

CONVERTIBLE DEBENTURES

In accordance with Canadian accounting standards, the Trust’s convertible debentures are classified as debt with a portion of the proceeds allocated to equity representing the value of the conversion feature.  As the debentures are converted, a portion of debt and equity amounts are transferred to Unitholders’ capital.  The debt balance associated with the convertible debentures accretes over time to the amount owing on maturity and such increases in the debt balance are reflected as non-cash interest expense in the statement of earnings.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 6, 2006 (“2006 6.25% Convertible Debentures”) mature on April 30, 2011, bear interest at 6.25% per annum paid semi-annually on April 30 and October 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2006 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $23.80 per Trust Unit.

The Trust’s 6.25% convertible unsecured subordinated debentures issued on April 26, 2005 (“2005 6.25% Convertible Debentures”) mature on June 30, 2010, bear interest at 6.25% per annum paid semi-annually on June 30 and December 31 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 2005 6.25% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $19.35 per Trust Unit. During the nine month period ended September 30, 2006, $2.6 million of 2005 6.25% Convertible Debentures were converted resulting in the issuance of 136,170 Trust Units.

The Trust’s 8% convertible unsecured subordinated debentures (“8% Convertible Debentures”) mature on September 30, 2009, bear interest at 8.0% per annum paid semi-annually on March 31 and September 30 of each year and are subordinated to substantially all other liabilities of PET including the Credit Facility. The 8% Convertible Debentures are convertible at the option of the holder into Trust Units at any time prior to the maturity date at a conversion price of $14.20 per Trust Unit.  During the nine month period ended September 30, 2006, $1.4 million of 8% Convertible Debentures were converted resulting in the issuance of 98,932 Trust Units.

At the option of PET, the repayment of the principal amount of the convertible debentures may be settled in Trust Units.  The number of Trust Units to be issued upon redemption by PET will be calculated by dividing the principal by 95% of the weighted average trading price for ten trading days prior to the date of redemption.  The interest payable may also be settled with the issuance of sufficient Trust Units to satisfy the interest obligation.

At September 30, 2006, the Trust had $5.9 million in 8% Convertible Debentures outstanding with a fair market value of $6.5 million, $55.3 million in 2005 6.25% Convertible Debentures outstanding with a fair market value of $56.1 million, and $100.0 million in 2006 6.25% Convertible Debentures outstanding with a fair market value of $100.0 million.

	8% Series		2005 6.25% Series		2006 6.25% Series
	Number of debentures	Amount	Number of debentures	Amount	Number of debentures	Amount	Total Amount
Balance, December 31, 2004	38,419	$38,419	-	$ -	-	$ -	$38,419
April 26, 2005 issuance	-	-	100,000	100,000	-	-	100,000
Portion allocated to equity	-	-	-	(846)	-	-	(846)
Accretion of non-cash interest expense	-	-	-	118	-	-	118
Converted into Trust Units	(31,065)	(31,065)	(42,094)	(41,738)	-	-	(72,803)
Balance, December 31, 2005	7,354	7,354	57,906	57,534	-	-	64,888
April 6, 2006 issuance	-	-	-	-	100,000	100,000	100,000
Portion allocated to equity	-	-	-	-	-	(4,059)	(4,059)
Accretion of non-cash interest expense	-	-	-	87	-	366	453
Converted into Trust Units	(1,405)	(1,405)	(2,635)	(2,612)	-	-	(4,017)
Balance, September 30, 2006	5,949	$ 5,949	55,271	$ 55,009	100,000	$ 96,307	$ 157,265

A reconciliation of the equity component of convertible debentures is provided below:

Balance, as at December 31, 2005	$ 490
Conversion of Trust Units	(22)
Equity component of 2006 6.25% Convertible Debentures	4,059
Balance, as at September 30, 2006	$ 4,527

9.

UNITHOLDERS’ CAPITAL

a)    Authorized

Authorized capital consists of an unlimited number of Trust Units and an unlimited number of Special Voting Units.  No Special Voting Units have been issued to date.

b)    Issued and Outstanding

The following is a summary of changes in Unitholders’ capital:

	Number
Trust Units	Of Units	Amount
Balance, December 31, 2004	65,326,971	$ 495,862
Units issued pursuant to Unit offering	9,500,000	160,075
Units issued pursuant to Unit Incentive Plan	438,250	4,013
Units issued pursuant to Distribution Reinvestment Plan	2,853,601	49,471
Units issued pursuant to conversion of debentures	4,363,022	73,158
Issue costs on convertible debentures converted to Trust Units	-	(2,685)
Trust Unit issue costs	-	(10,684)
Balance, December 31, 2005	82,481,844	769,210
Units issued pursuant to Unit Incentive Plan	272,875	1,997
Units issued pursuant to Bonus Rights Plan	24,615	488
Units issued pursuant to Distribution Reinvestment Plan	1,492,722	27,538
Units issued pursuant to conversion of debentures	235,102	4,040
Issue costs on convertible debentures converted to Trust Units	-	(132)
Balance, September 30, 2006	84,507,158	$ 803,141

c)

Per Unit Information

Basic earnings per Trust Unit are calculated using the weighted average number of Trust Units outstanding during the three months and nine months ended September 30, 2006 of 84,197,753 and 83,647,938 (2005 - 78,761,798 and 72,764,410 respectively). PET uses the treasury stock method where only dilutive instruments where market price exceeds exercise price impact the diluted calculations.  In computing diluted earnings per Trust Unit for the three and nine months period ended September 30, 2006, 573,417 and 626,649 net Trust Units respectively were added to the basic weighted average number of Trust Units outstanding (2005 – 632,416 and 561,186 net Trust Units) for the dilutive effect of Incentive Rights.  In computing diluted earnings per Trust Unit for the three and nine months period ended September 30, 2006, 347,500 and 215,000 Incentive Rights respectively were excluded as the exercise prices exceeded the average market price for those periods (2005 – 20,000 and 60,000 respectively).

d)

Redemption Right

Unitholders may redeem their Trust Units at any time by delivering their Trust Unit certificates to the Trustee of PET. Unitholders have no rights with respect to the Trust Units tendered for redemption other than a right to receive the redemption amount.  The redemption amount per Trust Unit will be the lesser of 90 percent of the weighted average trading price of the Trust Units on the principal market on which they are traded for the ten day period after the Trust Units have been validly tendered for redemption and the "closing market price" of the Trust Units.

In the event that the aggregate redemption value of Trust Units tendered for redemption in a calendar month exceeds $100,000 and PET does not exercise its discretion to waive the $100,000 limit on monthly redemptions, PET will not use cash to pay the redemption amount for any of the Trust Units tendered for redemption in that month.  Instead, PET will pay the redemption amount for those Trust Units, subject to compliance with applicable laws including securities laws of all jurisdictions and the receipt of all applicable regulatory approvals, by the issuance of promissory notes of PET ("Notes") to the tendering Unitholders.

The Notes delivered as set out above will be unsecured and bear interest at a market rate of interest to be determined at the time of issuance by the Board of Directors based on the advice of an independent financial advisor. The interest will be payable monthly.  The Notes will be subordinated and, in certain circumstances, postponed to all of PET’s indebtedness.  Subject to prepayment, the Notes will be due and payable five years after issuance.

10.

INCENTIVE PLANS

a)

Unit incentive plan

PET has adopted a unit incentive plan (“Unit Incentive Plan”) which permits the Administrator's Board of Directors to grant non-transferable rights to purchase Trust Units ("Incentive Rights") to its and affiliated entities' employees, officers, directors and other direct and indirect service providers.  The calculated fair values of the Incentive Rights are amortized to net earnings over the vesting period of the Incentive Rights.  The Trust recorded Trust Unit based compensation expense of $0.5 and $1.6 million respectively for the three and nine month periods ended September 30, 2006 ($0.5 and $1.4 million respectively for the three and nine month periods ended September 30, 2005).  The Incentive Rights are only dilutive to the calculation of earnings per Trust Unit if the exercise price is below the fair value of the Trust Units.

At September 30, 2006 a combined total of ten percent of total Trust Units outstanding had been reserved under the Unit Incentive Plan and the Bonus Rights Plan (see note 9 (b)).  As at September 30, 2006 153,531 Incentive Rights granted under the Unit Incentive Plan had vested but were unexercised (25,000 as of September 30, 2005).

PET used the binomial lattice option-pricing model to calculate the estimated fair value of the outstanding Incentive Rights issued on or after January 1, 2003.  The following assumptions were used to arrive at the estimate of fair value as at the date of grant:

	Year of grant
	2006	2005
Distribution yield (%)	3.1 – 4.0	1.7 – 3.7
Expected volatility (%)	21.5 – 23.5	21.0
Risk-free interest rate (%)	3.85 – 4.40	3.12 – 3.89
Expected life of Incentive Rights (years)	3.75 – 4.5	3.75
Vesting period of Incentive Rights (years)	4.0	4.0
Contractual life of Incentive Rights (years)	5.0	5.0
Weighted average fair value per Incentive Right on the grant date	$ 3.14	$ 2.91

Incentive Rights	Average exercise price	Incentive Rights
Balance, December 31, 2004	$ 6.13	1,612,750
Granted	17.33	722,125
Exercised	3.50	(438,250)
Cancelled	12.37	(248,500)
Balance, December 31, 2005	10.79	1,648,125
Granted	18.24	649,875
Exercised	1.13	(272,875)
Cancelled	12.79	(133,125)
Balance, September 30, 2006	$ 14.60	1,892,000

The following summarizes information about Incentive Rights outstanding at September 30, 2006 assuming the reduced exercise price described above:

Range of exercise prices	Number outstanding at September 30, 2006	Weighted average contractual life (years)	Weighted average exercise price/ Incentive Right	Number exercisable at September 30, 2006	Weighted average exercise price/Incentive Right
$0.001	232,000	1.3	$ 0.001	-	-
$6.24 - $6.35	102,000	2.1	6.32	29,500	$ 6.31
$7.04 - $12.01	323,375	2.9	7.80	25,625	8.35
$13.07 - $17.14	429,750	3.6	14.84	98,406	14.92
$17.20 - $21.40	804,875	4.4	18.51	-	-
Total	1,892,000	3.6	$ 14.60	153,531	$12.17

A reconciliation of contributed surplus is provided below:

Balance, as at December 31, 2004	$ 4,536
Trust Unit-based compensation expense	1,993
Transfer to Unitholders’ capital on exercise of Incentive Rights	(2,477)
Balance, as at December 31, 2005	4,052
Bonus Rights adjustment	592
Trust Unit-based compensation expense	1,585
Transfer to Unitholders’ capital on exercise of Incentive Rights	(2,176)
Balance, as at September 30, 2006	$ 4,053

b)

Bonus rights plan

PET has implemented a bonus rights plan (“Bonus Rights Plan”) for certain officers, employees and direct and indirect service providers of the Administrator (“Service Providers”).  Rights to purchase Trust Units (“Bonus Rights”) granted under the Bonus Rights Plan may be exercised during a period (the “Exercise Period”) not exceeding three years from the date upon which the Bonus Rights were granted.  The Bonus Rights vest over two years.  At the expiration of the Exercise Period, any Bonus Rights which have not been exercised shall expire and become null and void.  Upon vesting, the plan participant is entitled to receive the vested units plus an additional number of Trust Units equal to the value of distributions on PET’s Trust Units as if the Trust Units were invested in PET’s Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP Plan”) accrued since the grant date.

For the three and nine month periods ended September 30, 2006 nil and $0.2 million in compensation expense was recorded in respect of the Bonus Rights granted (three and nine month periods ended September 30, 2005-nil).

The following table shows changes in the Bonus Rights outstanding under the Bonus Rights Plan since inception:

Bonus Rights
Balance, December 31, 2004	-
Granted	25,478
Cancelled	(1,226)
Additional grants for accrued distributions	2,457
Balance, December 31, 2005	26,709
Granted	34,647
Exercised	(10,323)
Additional grants for accrued distributions	5,295
Balance, September 30, 2006	56,328

11.

ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligation was estimated based on PET’s net ownership interest in all wells and facilities, estimated costs to reclaim and abandon these wells and facilities and the estimated timing of the costs to be incurred in future periods.  PET has estimated the net present value of its total asset retirement obligations to be $102.1 million as at September 30, 2006 based on an undiscounted total future liability of $201.6 million.  These payments are expected to be made over the next 25 years with the majority of costs incurred between 2010 and 2015.  PET used a credit adjusted risk free rate of 7.1% to calculate the present value of the asset retirement obligation.

The following table reconciles the Trust’s asset retirement obligations:

	September 30, 2006	December 31, 2005
Obligation, beginning of period	$ 94,276	$ 34,116
Obligations incurred	4,045	8,232
Obligations acquired	1,213	13,267
Revisions to estimates	-	35,704
Expenditures for obligations during the period	(2,623)	(660)
Accretion expense	5,212	3,617
	$ 102,123	$ 94,276

12.

FINANCIAL INSTRUMENTS

As disclosed in Note 2, on January 1, 2006 the fair value of all outstanding forward financial natural gas contracts was recorded as a liability on the consolidated balance sheet with a corresponding net deferred loss.  The net deferred loss is recognized in net earnings over the life of the related contracts.  Subsequent changes in fair value after January, 2006 on these financial instruments are recorded on the consolidated balance sheet with the associated unrealized gain or loss recognized in net earnings.  The estimated fair value of all financial instruments is based on quoted prices or, in their absence, third party market indications and forecasts.

September 30, 2006
Financial instrument asset – current (1)	$ 23,254
Financial instrument asset – long term (2)	6,655
Net financial instrument asset	$ 29,909

(1) Financial instruments which will settle prior to October 1, 2007.

(2) Financial instruments which will settle after September 30, 2007.

The following tables present a reconciliation of the change in the unrealized and realized gains and losses on financial instruments from January 1, 2006 to September 30, 2006.

	Net Deferred Amounts on Transition	Mark-to-Market Gain (Loss)	Total Unrealized Gain (Loss)
Fair value of contracts, January 1, 2006	$ 20,453	$ (20,453)	$ -
Change in fair value of contracts recorded on transition, still outstanding at September 30, 2006	-	22,780	22,780
Amortization of the fair value of contracts as at September 30, 2006	(19,310)	-	(19,310)
Fair value of contracts entered into during the period		26,439	26,439
Remaining deferred amount on transition, September 30, 2006	$ 1,143	-	-
Financial instrument asset, September 30, 2006	-	$ 28,766	-
Gain/(loss) on financial instruments	-	-	$ 29,909

Realized gains on financial instruments, including natural gas commodity hedges and foreign exchange price hedges, recognized in net earnings for three and nine month periods ended September 30, 2006 were $8.1 and $9.6 million respectively (losses of $2.7 million and $2.4 million were recorded for the three month and nine month periods ended September 30, 2005 respectively).

During the three months ended September 30, 2006 the Trust terminated financial natural gas forward sales contracts totaling 12,500 GJ/d at an average fixed price of $9.30/GJ for the November 2006 – March 2007 period, in exchange for a cash settlement payment of $3.3 million.

Natural gas commodity hedges

At September 30, 2006 the Trust has entered into financial forward sales arrangements as follows:

Type of contract	Volumes at AECO GJ/d	Price ($/GJ)			Term
		Fixed	Floor	Ceiling
AECO fixed price	40,000	$7.05			October 2006
AECO fixed price	22,500	$8.85			November 2006 – March 2007
AECO collar	5,000		$9.00	$10.00	November 2006 – March 2007
AECO collar	5,000		$9.50	$11.00	November 2006 – March 2007
AECO fixed price	37,500	$8.00			April 2007 – October 2007
AECO fixed price	27,500	$9.56			November 2007 – March 2008

At January 1, 2006 the Trust recorded a deferred loss on financial instruments of $20.5 million related to existing forward commodity price contracts.  The fair value of these contracts at September 30, 2006 was a gain of $2.3 million.  The change in fair value, a $22.8 million gain, and $19.3 million amortization of the deferred loss have been recorded in the consolidated statements of earnings.  At September 30, 2006 a $28.3 million gain was recorded in the consolidated statement of earnings related to the fair value of financial forward sales contracts entered into after January 1, 2006.  No deferred gains or losses were recorded related to these financial forward sales contracts.

Foreign exchange price hedges

PET has entered into financial contracts to sell forward Canadian dollars for US dollars at a fixed exchange rate in order to mitigate the effect of exchange rate fluctuations on the Trust’s realized natural gas price. Foreign exchange contracts outstanding as at September 30, 2006 are as follows:

Type of Contract	CDN$ sold (monthly)	Fixed FX rate (CDN$/US$)	Term
Financial	$9,000,000	1.1349	October 2006
Financial	$12,000,000	1.1272	November 2006 – March 2007
Financial	$7,000,000	1.1242	April – October 2007
Financial	$11,000,000	1.1195	November 2007 – March 2008

At September 30, 2006 a $1.9 million loss was recorded in the consolidated statement of earnings related to the fair value of financial foreign exchange contracts.  No deferred gains or losses were recorded related to these financial contracts.

13.

COMMITMENTS

At September 30, 2006, the Trust had entered into physical gas sales arrangements as follows:

Type of contract	Volumes at AECO GJ/d	Price ($/GJ)			Term
		Fixed	Floor	Ceiling
AECO fixed price	49,500	$7.05			October 2006
AECO collar	5,000		$9.00	$12.50	October 2006
AECO fixed price	27,500	$8.98			November 2006 – March 2007
AECO collar	5,000		$8.50	$11.00	November 2006 – March 2007
AECO collar	5,000		$9.00	$10.00	November 2006 – March 2007
AECO collar	5,000		$9.00	$11.00	November 2006 – March 2007
AECO fixed price	40,000	$8.01			April 2007 – October 2007
AECO fixed price	37,500	$9.69			November 2007 – March 2008

PET has entered into physical forward contracts to sell 5,000 MMBTU per day of natural gas at NYMEX at an average price of US $6.68/MMBTU for the period April 1, 2008 to October 31, 2008.

During the nine months ended September 30, 2006, the Trust entered into certain physical contracts to purchase natural gas from a third party at fixed prices or prices collars that were equivalent to or below the prices on existing physical contracts to sell natural gas to the same third party in order to effectively close out certain of its physical forward sales contracts at a premium.  As a result of entering into these purchase contracts the Trust will collect a total of $3.5 million over the terms of the contracts.

14.

GAS OVER BITUMEN ROYALTY ADJUSTMENTS

On October 4, 2004 the Government of Alberta enacted amendments to the royalty regulation with respect to natural gas which provide a mechanism whereby the Government may prescribe a reduction in the royalty calculated through the Crown royalty system for operators of gas wells which have been denied the right to produce by the AEUB as a result of recent bitumen conservation decisions.  Such royalty reduction was initially prescribed in December 2004, retroactive to the date of shut-in of the gas production.

If production recommences from zones previously ordered to be shut-in, gas producers may pay an incremental royalty to the Crown on production from the reinstated pools, along with Alberta Gas Crown Royalties otherwise payable.  The incremental royalty will apply only to the pool or pools reinstated to production and will be established at one percent after the first year of shut-in increasing at one percent per annum based on the period of time such zones remained shut-in to a maximum of ten percent.  The incremental royalties payable to the Crown would be limited to amounts recovered by a gas well operator through the reduced royalty.

At September 30, 2006 PET had recorded $56.5 million ($41.8 million at December 31, 2005) for cumulative gas over bitumen royalty adjustments received to that date.  Of this amount, $14.l million has been recorded as revenue and $42.4 million has been recorded on the Trust’s balance sheet.

In the second quarter of 2006, PET disposed of certain shut-in gas wells in the gas over bitumen area to a third party. As part of the disposition agreement, the Trust continues to receive the gas over bitumen royalty adjustments related to the wells sold, although the ownership of the natural gas reserves is transferred to the buyer. As such, any overriding royalty payable to the crown when gas production recommences from the affected wells is no longer PET’s responsibility. As a result of this disposition, the gas over bitumen royalty adjustments received by the Trust for the affected wells are now considered revenue since they will not be repaid to the Crown. The Trust reclassified $13.7 million from the gas over bitumen liability on the balance sheet into revenues in the second quarter, representing all royalty adjustments received to date in respect of the disposed wells. In future periods, royalty adjustments received in respect of these wells will be recorded directly to revenue.  A total of $0.4 million and $14.1 million in royalty adjustments have been recorded as revenue for the three and nine month periods ended September 30, 2006.